30

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2005
WASH, D.C.
213

SECURITIES W

05038944

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-45302

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTEGRITY INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 PENSACOLA ROAD
(No. and Street)

VENICE (City) FL (State) 34285 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

941 484-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRANK A. FICARRA, CPA, PA
(Name – *if individual, state last, first, middle name*)

4837 SWIFT ROAD (Address) SARASOTA (City) FL (State) 34231 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16

OATH OR AFFIRMATION

I, RICHARD F. CURCIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTEGRITY INVESTMENTS, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARILYN K. DUNN
MY COMMISSION # DD 250383
EXPIRES: September 16, 2007
1-800-3-NOTARY FL Notary Discount Assoc. Co.

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frank A. Ficarra, C. P. A., P. A.

CERTIFIED PUBLIC ACCOUNTANT
SARASOTA, FLORIDA

FRANK A. FICARRA, C.P.A., P.A.

Certified Public Accountant
4837 Swift Road, Suite 210
Sarasota, FL 34231
TEL (941)-923-2537 FAX (941)-923-2542 Email:frankficarra@yahoo.com

February 24, 2005

To The Board of Directors
Integrity Investments, Inc.
Venice, Florida

In accordance with your request I have audited your anti-money laundering procedures for compliance with regulations regarding those matters. In connection with my audit I have not encountered any receipts of cash or foreign currencies or checks or direct wires going through the company's accounts. There have been no direct deposits of funds from clients as all of the investment activity has been made directly into the funds that the company is responsible to oversee. I therefore attest that the company has fully complied with the anti-money laundering regulations.

Respectfully submitted,

Frank A. Ficarra, C.P.A., P.A.

INTEGRITY INVESTMENTS, INC.
(A CORPORATION)

FINANCIAL STATEMENTS

December 31, 2004

CONTENTS

FRANK A. FICARRA, C.P.A., P.A.

Certified Public Accountant
4837 Swift Road, Suite 210
Sarasota, FL 34231

TEL (941)-923-2537 FAX (941)-923-2542 E-mail frankficarra@yahoo.com

To The Board of Directors
Integrity Investments, Inc.
Venice, Florida

I have audited the accompanying balance sheet of Integrity Investments, Inc., as of December 31, 2004, and the related statements of loss and accumulated deficits, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the +principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

As more fully described in Note C (carrying value of subsidiary), and Note I (accrual of audit fees) to the financial statements, the Company is not in conformity with generally accepted accounting principles.

In my opinion, except for the effects of the preceding notes, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Investments, Inc., as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying schedules and information relating to capital and reserve requirements are presented as supplementary data and have been subject to audit procedures applied in the basic financial statements. Further supplemental information contained with respect to condensed financial information of the subsidiary was subject to the same auditing procedures applied in the audit of the subsidiary financial statements. I did not become aware of any material modifications that should be made to such data.

Frank A. Ficarra, C.P.A., P.A,
Sarasota, Florida
February 21, 2005

INTEGRITY INVESTMENTS, INC.
BALANCE SHEET
December 31, 2004

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 91,227	
Accounts receivable - Intercompany	50,000	
Prepaid expenses	841	
TOTAL CURRENT ASSETS		$ 142,068
INVESTMENTS		
Investment in subsidiary	588,736	
TOTAL INVESTMENTS		588,736
PROPERTY AND EQUIPMENT		
Condominium office	281,358	
Office furniture and fixtures	27,404	
Office equipment	1,562	
Land	29,715	
Less: Accumulated depreciation	(27,996)	
NET PROPERTY AND EQUIPMENT		312,043
OTHER ASSETS		
Deferred charges (organization costs)	3,702	
Less: accumulated amortization	(3,702)	
NET OTHER ASSETS		-
TOTAL ASSETS		$ 1,042,847

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
BALANCE SHEET
December 31, 2004

LIABILITIES & STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable - trade	$ 2,652	
Accrued expenses	10,917	
Current portion of long-term debt	18,738	
TOTAL CURRENT LIABILITIES		$ 32,307
NON-CURRENT LIABILITIES		
Notes payable - bank	240,377	
Subordinated loan payable	125,000	
Subordinated accrued interest	152,512	
TOTAL NON-CURENT LIABILITIES		$517,889
STOCKHOLDERS' EQUITY		
Common stock, $.10 par value. 10,000,000 shares authorized, 9,589,184 issued and outstanding	958,920	
Additional paid-in capital	493,500	
Treasury stock	(140,000)	
Retained earnings (deficit)	(819,769)	
TOTAL STOCKHOLDERS' EQUITY		492,651
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 1,042,847

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF INCOME AND ACCUMULATED DEFICIT
For the year ended December 31, 2004

REVENUES		
Commissions	$ 72,257	
Intercompany transfers	695,000	
TOTAL REVENUES		$ 767,257
EXPENSES		
Selling expenses	52,921	
General and administrative expenses	702,067	
TOTAL EXPENSES		754,988
INCOME FROM OPERATIONS		12,269
NON-OPERATING (INCOME) AND EXPENSE		
Dividend income	(692)	
Loss on sale of equipment	4,692	
Interest expense	32,723	
NET NON-OPERATING EXPENSE		36,723
(LOSS) BEFORE TAXES		(24,454)
INCOME TAXES		-
NET (LOSS)		(24,454)
RETAINED EARNINGS (DEFICIT) AT BEGINNING OF YEAR		(795,315)
RETAINED EARNINGS (DEFICIT) AT END OF YEAR		$ (819,769)

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2004

CASH FLOW FROM OPERATING ACTIVITIES		
NET INCOME (LOSS)	$ (24,454)	
Adjustments to reconcile net (loss) to net cash provided by operating activities:		
Depreciation expense	9,058	
Loss on sale of assets	4,692	
Decrease in intercompany account receivable	30,000	
Increase in prepaid assets	(137)	
Increase in accounts payable	19	
Increase in accrued expenses	8,660	
Increase in accrued interest	15,000	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 42,838
CASH FLOWS FROM INVESTMENT ACTIVITIES		
Refurbishment of condominium office	(83,014)	
Purchase of office furnishings and equipment	(8,871)	
NET CASH (USED) BY INVESTING ACTIVITIES		(91,885)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from bank loans	70,000	
Principal payments on bank loans	(15,821)	
NET CASH PROVIDED BY FINANCING ACTIVITIES		54,179
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		5,132
CASH AT BEGINNING OF YEAR		86,095
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 91,227
SUPPLEMENTAL DISCLOSURES		
Interest paid		$ 17,723
Income taxes paid		$ -

See accompanying notes.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Integrity Investments, Inc., was incorporated on September 8, 1992, and acts as a broker-dealer and distributor for the Valiant funds, as well as other institutional funds and variable annuities.

Integrity Investments, Inc., is the parent company to Integrity Management and Research, Inc., a 100% wholly owned subsidiary formed on September 21, 1992, to provide advisory services to the Valiant funds, a series of mutual funds that are distributed by Integrity Investments, Inc.

Property and Equipment
Property and equipment are carried at cost. Depreciation is provided using the straight-line method for financial reporting purposes and accelerated MACRS 150% DB for federal income tax purposes.

Amortization of Deferred Charges
The company incurred expenditures incident to its creation, and the Company elected to amortize these expenses over five years beginning October 1, 1993, when business commenced for both tax and book reporting purposes.

Income Taxes
Beginning in 1992, the Company's operations were consolidated with their wholly owned subsidiary, Integrity Management and Research, Inc., for income tax purposes. The Companies have not accrued any deferred taxes for timing differences resulting from different book and tax depreciation methods because of the large net operating loss carry forward.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - CASH EQUIVALENT

The cash equivalent consists of fourteen (14) portfolios in the Valiant funds. Six of which are money market portfolios and eight of which are U.S. Treasury income portfolios. Dividends from each of the funds are reinvested in their respective accounts. Although each portfolio's policies are designed to maintain a stable net asset value of $1.00 per share, and could change in value when interest rates change along with other outside influencing factors, the portfolio's investment managers believe that the policies and strategies used present minimal credit risks. As of December 31, 2004, the cash equivalents after dividend reinvestments are carried on the books at $58,139.

NOTE C - INVESTMENTS AND RELATED PARTY TRANSACTIONS

Integrity Investments, Inc., is the parent company of Integrity Management and Research, Inc., a wholly owned subsidiary. While Integrity Management was in a developmental stage from inception through December 1994, considerable organization and administrative expenses were incurred which required additional funding by the parent company. The investment in the subsidiary is carried on the books at cost with no adjustment for cumulative losses to date. The company acts as the promoter for the Valiant Fund shares and provides shareholder services. In return, it receives payments from the subsidiary for these services. Generally accepted accounting principles require that all majority-owned subsidiaries be consolidated with the financial statements of the parent company. The failure to include the subsidiary does not adversely affect the results of Integrity Investments, Inc.

NOTE D - INCOME TAXES

In the years ended December 31, 1992, through 2004, the parent and subsidiary have cumulative net operating losses for both income tax and financial reporting purposes. The operating losses have been available to offset federal taxable income for subsequent years. No tax benefit was recorded in prior financial statements because of the uncertainty of future results of operations.

In the current year, no tax provision (expense) has been recorded. Also, because of the continuing uncertainty of results of operations, no future tax benefits have been recorded.

NOTE E - CAPITAL STOCK

There were no additional shares of common stock issued or additional paid-in capital received during the year ended December 31, 2004.

NOTE F - LONG-TERM SUBORDINATED LOAN PAYABLE

The Company received $125,000 through the issuance of a 12% subordinated loan DTD October 1, 1994, with an effective date of October 28, 1994. The original terms of the loan specified that the principal sum of $125,000 was to be paid on October 31, 1997, at the principal offices of the company together with interest thereon payable at the rate of 12% per annum.

The subordinated loan agreement for equity capital was submitted to the NASD and was found acceptable as of October 28, 1996.

Permission was also requested from the NASD to allow for the subordination of the accrued interest on the subordinated loan. NASD granted permission on February 17, 1997, to allow this change to be made.

The company has periodically requested NASD approval to extend the original due date of the subordinated loan. The latest extension of the due date is September 30, 2006 together with all subordinated interest accrued which is capped at $250,000. The NASD approval was granted on October 29, 2004.

The cash proceeds previously received under these agreements is being used and dealt with by the Company as part of its capital and is subject to the risks of the business.

The lender irrevocably agrees that the obligation of the Company with respect to the repayment of principal and interest under this agreement shall be subject to payment of all claims of present or future creditors of the Company arising out of any matter occurring prior to the date on which the related payment obligation matures.

Further, Appendix D of Section Rule 15C3-1, requires the prior written approval of NASD before any repayment of a subordination agreement can be made. Unsecured advances to the lender during the term of the agreement are not permitted.

In addition, no prepayments can be made before the expiration of one year from the effective date of the original agreement.

Further provisions covering these agreements are contained within 17CFR240-15C3-1 to C3-3a.

NOTE G – NOTES PAYABLE

The company obtained financing from Wachovia Bank on September 15, 2003 to facilitate the purchase and remodeling of a condominium office. Terms of the loans are as follows:

1. Mortgage note, dated September 14, 2003, in the amount of $178,200,collateralized by real and personal property as described in the security agreement, with interest at 6.05% on the unpaid balance, with consecutive monthly payments of $1,991 including principal and interest, commencing on October 15, 2003 until the balance is paid in full by September 15, 2008.
2. Promissory note dated September 15, 2003, in the amount of $100,000 with interest at the bank's prime rate. This was a line of credit providing for payment of interest only commencing October 15, 2003, with all principal and interest becoming due and payable on September 15, 2004. The original note was unsecured. During 2004, an additional $ 70,000 was drawn against the line of credit and on June 2, 2004, the bank provided an assumption promissory note in the principal amount of $ 99,736 at 6.134% payable over 15 years with consecutive monthly principal and interest of $ 852 commencing May 3, 2004. The original mortgage is security for the new note as fully as if the new note had been included in the description of the obligations as set forth in the mortgage.

NOTE H – OFFICE BUILDING ACQUISITION AND REMODELING COSTS

The Company operated from leased facilities from its inception in 1992 through January 2004. On September 15, 2003, the Company purchased a condominium office in Venice, Florida and chose to remodel the unit to better provide for the Company's operations. A certificate of occupancy was received in January 2004 and the Company moved its operation to the new location on February 1, 2004. The Company incurred additional costs of $83,000 during 2004 as they completed the planned renovation.

NOTE I – ACCRUAL OF AUDIT FEES

The company is required by the SEC and the NASD to accrue, as an expense and liability, audit fees in the year 2004 for services that have not been performed until 2005. Generally accepted accounting principles attempt to match the effects of transactions to the periods in which they occur. The audit was not started until 2005 and, therefore, the fees should be part of the expenses for 2005 and not added to the expenses for 2004. For the year 2004, $7500 was accrued as audit fees for services not yet performed. Although this is a deviation from generally accepted accounting principles, in my opinion the financial statements are not materially affected by this expense.

SUPPLEMENTARY INFORMATION

INTEGRITY INVESTMENTS, INC.
SCHEDULES OF SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
For the year ended December 31, 2004

SELLING EXPENSES		
Advertising	$ 161	
Commissions - subcontractors	2,834	
Dues	2,655	
Entertainment	9,779	
Travel and lodging	37,492	
TOTAL SELLING EXPENSES		$ 52,921
GENERAL AND ADMINISTRATIVE EXPENSES		
Accounting and auditing	$ 23,416	
Bank service charges	500	
Depreciation	9,058	
Donations	1,615	
Dues and subscriptions	119	
Education, seminars and conventions	5,188	
Insurance	107,061	
Leases - equipment	3,798	
Legal	3,640	
Licenses, registration fees	3,640	
Office supplies and expense	6,794	
Office cleaning and maintenance	280	
Postage	3,595	
Printing	1,530	
Professional services	6,549	
Salaries - office	468,000	
Taxes - payroll	31,907	
Taxes and penalties - other	4,555	
Telephone, cable and internet	19,319	
Utilities - electric	1,503	
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES		$ 702,067

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
For the year ended December 31, 2004

SCHEDULE 1 — **COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1**

Capital		$492,651
Add back: Subordinated loans		277,512
Deduct: Non-allowable assets		
Investment in subsidiary	$588,736	
Cost of property and equipment	80,924	
Allowance for depreciation	(20,782)	
Prepaid expenses	841	
Accounts receivable - intercompany	50,000	699,719
Current capital		70,444
Deduct haircuts		1,163
Net allowable capital		69,281
Required capital		18,002
Excess net capital		$ 51,279

SCHEDULE 2 - — **COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3**

Reserve requirement is not required under exception 15c3-3(k)(1)(ii)

SCHEDULE 3 - — **INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15(C)3-3**

There is no information required under rule 15(C)3-3 as the company is an institutional broker dealing in mutual funds and at no time has possession of any customer securities or cash.

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
For the year ended December 31, 2004

Reconciliation of computation of net capital pursuant ot Rule 15C3-1 between audited statements and unaudited statements at December 31, 2004.

	Audited	Un-audited	Difference
Total assets	$ 1,042,847	$ 1,045,390	$ (2,543)
Less total liabilities	550,196	545,027	(5,169)
Net worth	492,651	500,363	(7,712)
Add subordinated loans	277,512	277,512	-
Adjusted net worth	770,163	777,875	(7,712)
Less non-allowable assets			
Investment in subsidiary	588,736	588,737	(1)
Due from related party	50,000	50,000	-
Condominium office and land	51,958	51,958	-
Furniture and fixtures	27,404	27,404	-
Office equipment	1,562	21,413	19,851
Accumulated depreciation	(20,782)	(37,997)	(17,215)
Organizational costs	3,702	-	3,702
Accumulated amortization	(3,702)	-	(3,702)
Prepaid expenses	841	704	137
Total non-allowable	699,719	702,219	(2,500)
Current capital	70,444	75,656	(5,212)
Less: haircuts	1,163	1,163	-
Net capital	69,281	74,493	(5,212)
Required net capital	18,002	17,834	168
Excess net capital	$ 51,279	$ 56,659	$ (5,380)

Explanation of differences
The principal differences in total assets and liabilities and, therefore, a decrease in net worth, was a result of adjustments to year end payables, pre-paid expense, and adjustments to the property and equipment accounts for acquisition and disposition cost adjustments and depreciation expense calculations.

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period of Septemeber 8, 1992 (date of inception) to December 31, 2004

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings
Beginning balances September 8, 1992 (inception)	-	$ -	$ -	$ -
Stocks issued:				
9/8/92	1,000,000	$ 100,000		$ -
3/29/93	1,000,000	100,000		
6/8/93	1,000,000	100,000		
9/17/93	1,000,000	100,000	$ -	$ -
Stock issued 1993	4,000,000	400,000	$ -	$ -
Balances December 31, 1993	4,000,000	$ 400,000	-	$ (17,512)
Stocks issued:				
1/28/94	80,000	8,000		
1/28/94	150,000	15,000		
1/28/94	40,000	4,000		
1/28/94	150,000	15,000		
1/28/94	150,000	15,000		
1/28/94	250,000	25,000		
3/16/94	180,000	18,000		
4/25/94	250,000	25,000		
6/28/94	250,000	25,000		
6/28/94	400,000	40,000		
11/14/94	113,701	11,370		
11/16/94	35,000	3,500		
11/16/94	35,000	3,500		
11/16/94	35,000	3,500		
12/31/94	200,000	20,000		
12/31/94	200,000	20,000		
12/31/94	47,037	4,704		
12/31/94	10,000	1,000		
12/31/94	42,170	4,217	-	-
Stocks issued 1994	2,617,908	261,791	-	-
Balances December 31, 1994	6,617,908	$ 661,791	$ -	$ (331,553)

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period of Septemeber 8, 1992 (date of inception) to December 31, 2004

Balances December 31, 1994	6,617,908	$ 661,791	$ -	$ (331,553)
Stocks issued:				
2/16/95	500,000	50,000		
2/16/95	60,000	6,000		
3/1/95	250,000	25,000		
4/30/95	100,000	10,000		
5/26/95	14,571	1,457		
6/1/95	231,715	23,172		
8/1/95	25,000	2,500		
10/25/95	100,000	10,000		
12/31/95	70,000	7,000		
12/31/95	60,000	6,000		
12/31/95	60,000	6,000		
12/31/95	60,000	6,000		
12/31/95	70,000	7,000	-	-
Stocks issued 1995	1,601,286	160,129	$ -	-
Balances December 31, 1995	8,219,194	$ 821,920	-	$ (471,544)
Stock				
2/14/96	10,000	1,000		
11/14/96	200,000	20,000	-	-
Stocks issued 1996	210,000	21,000	-	-
Balances December 31, 1996	8,429,194	$ 842,920	$ -	$ (536,446)
Stocks issued:				
3/24/97	75,000	7,500		
10/13/97	50,000	5,000		
12/9/97	18,500	1,850	-	-
Stocks issued 1997	143,500	14,350	-	-
Balances December 31, 1997	8,572,694	$ 857,270	$ -	$ (575,326)

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period of Septemeber 8, 1992 (date of inception) to December 31, 2004

Balances December 31, 1997	8,572,694	$ 857,270	$ -	$ (575,326)
Stock issued:				
6/16/98	16,500	1,650		
6/22/98	20,000	2,000		
6/22/98	20,000	2,000		
8/31/98	200,000	20,000	110,000	
8/31/98	20,000	2,000		
8/31/98	70,000	7,000		
10/5/98	70,000	7,000	38,500	-
Stocks issued 1998	416,500	41,650	148,500	-
Balances December 31, 1998	8,989,194	$ 898,920	$ 148,500	$ (721,845)
Stocks issued 1999				
10/25/99	300,000	30,000	165,000	-
Stock issued 1999	300,000	30,000	165,000	-
Balances December 31, 1999	9,289,194	$ 928,920	$ 313,500	$ (729,114)
Stock issued 2000				
5/24/00	300,000	30,000	180,000	
Less treasury shares purchased 5/24/00 (Repurchase cost $140,000	(200,000)	-	-	-
Net stock issued 2000	100,000	30,000	180,000	-
Balances December 31, 2000	9,389,194	$ 958,920	$ 493,500	$ (739,733)
Stock issued 2001	-	-	-	-
Balances December 31, 2001	9,389,194	$ 958,920	$ 493,500	$ (726,802)
Stock issued 2002	-	-	-	-
Balances December 31, 2002	9,389,194	$ 958,920	$ 493,500	$ (793,783)

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period of Septemeber 8, 1992 (date of inception) to December 31, 2004

Balances December 31, 2002	9,389,194	$ 958,920	$ 493,500	$ (793,783)
Stock issued 2003	-	-	-	-
Balances December 31, 2003	9,389,194	$ 958,920	$ 493,500	$ (793,783)
Stock issued 2004	-	-	-	-
Balances December 31, 2004	9,389,194	$ 958,920	$ 493,500	$ (819,769)

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the year ended December 31, 2004

The following subordinated liabilities to claims of general creditors have been approved by the NASD:

	Maturity Date		12/31/2002
Subordinated loans payable	9/30/2006	$	125,000
Total loan payable		$	125,000
Subordinated accrued interest (note 1)			152,512
Total subordinated liabilities		$	277,512

Note (1): The Company requested permission to subordinate the accrued interest on the subordinated loan to allow it as additional capital.

On October 29,2004, approval was received to extend the maturity date on the loan from September 30, 2005 to September 30, 2006.

See accompanying notes.